Sumitomo Metal Industries, Ltd.
Consolidated Interim Financial Statements



Consolidated Interim Balance Sheet, as of September 30, 2002 (Unaudited)

Assets:

		Millions of yen		Thousands of U.S. dollars
Current assets:				
Cash and time deposits	¥	87,967	$	717,512
Marketable securities		614		5,008
Notes and accounts receivable:				
Trade		218,122		1,779,135
Other		36,550		298,124
		254,672		2,077,259
Allowance for doubtful accounts		(984)		(8,026)
Net notes and accounts receivable		253,688		2,069,233
Inventories		317,618		2,590,685
Prepaid expenses and other		34,389		280,498
Total current assets		694,276		5,662,936
Property, plant and equipment, at cost:				
Land		354,303		2,889,910
Buildings and structures		764,875		6,238,785
Machinery and equipment		2,160,054		17,618,711
Construction in progress		40,936		333,899
Total		3,320,168		27,081,305
Accumulated depreciation		(2,144,106)		(17,488,630)
Net property, plant and equipment		1,176,062		9,592,675
Investments and other assets:		399,608		3,259,445
Total	¥	2,269,946	$	18,515,056

Consolidated Interim Balance Sheet, as of September 30, 2002 (Unaudited)

Liabilities and Shareholders' Equity:

	Millions of yen		Thousands of U.S. dollars	
Current liabilities:				
Short-term bank loans	¥	411,962	$	3,360,212
Current portion of long-term debt		298,158		2,431,957
Notes and accounts payable:				
Trade		163,581		1,334,266
Other		40,101		327,088
		203,682		1,661,354
Accrued expenses and other		71,032		579,380
Total current liabilities		984,834		8,032,903
Long-term liabilities and reserves:				
Long-term debt		845,356		6,895,236
Liability for employees' retirement benefits		33,213		270,905
Reserve for rebuilding furnaces		10,798		88,075
Other		84,368		688,157
Total long-term liabilities and reserves		973,735		7,942,373
Minority interests		34,667		282,765
Shareholders' Equity:				
Common stock, authorized 4,940,864,000 shares: issued and outstanding 3,632,272,511 shares;		237,922		1,940,636
Additional paid-in capital		37,735		307,790
Revaluation surplus		20,635		168,312
Deficit		(19,199)		(156,599)
Unrealized gains on available for sale securities		551		4,494
Foreign currency translation adjustments		(913)		(7,447)
Total		276,731		2,257,186
Treasury stock at cost:		(21)		(171)
Total shareholders' equity		276,710		2,257,015
Total	¥	2,269,946	$	18,515,056

Consolidated Interim Statement of Operations and Deficit (Unaudited)

(For the six months ended September 30, 2002)

		Millions of yen		Thousands of U.S. dollars
Net sales	¥	593,114	$	4,837,797
Cost of sales		496,998		4,053,817
Gross profit		96,116		783,980
Selling, general and administrative expenses		69,082		563,474
Operating profit		27,034		220,506
Other income (expenses):				
Interest and dividend income		2,851		23,254
Interest expense		(12,341)		(100,661)
Equity in earnings of unconsolidated subsidiaries and associated companies		6,584		53,703
Gain on sales of investment securities		2,565		20,922
Gain on sales of property, plant and equipment		(2,433)		(19,845)
Loss on devaluation of investment securities		(5,069)		(41,346)
Provision for employees' retirement benefit		(3,515)		(28,670)
Restructuring expenses		4,860		39,641
Other expenses, net		(5,523)		(45,049)
		(12,021)		(98,051)
Income before income taxes and minority interests		15,013		122,455
Income taxes - Deferred		(5,560)		(45,351)
Minority interests		(867)		(7,072)
Net income		8,586		70,032
Deficit:				
Balance, April 1, 2002		(127,580)		(1,040,620)
Transfer from additional paid-in capital		101,686		829,413
Net income		8,586		70,032
Bonuses to directors and corporate auditors		(16)		(130)
Increase by exclusion of certain subsidiaries from consolidation		(1,875)		(15,294)
Balance, September 30, 2002	¥	(19,199)	$	(156,599)

		Yen		U.S. Dollars
Net income per share of common stock	¥	2.36	$	0.02

Consolidated Interim Statement of Cash Flows (Unaudited)

(For the six months ended September 30, 2002)

		Millions of yen		Thousands of U.S. dollars
Operating activities:				
Income before income taxes and minority interests	¥	15,013	$	122,455
Adjustments for:				
Depreciation and amortization		46,230		377,080
Interest and dividend income		(2,851)		(23,254)
Interest expense		12,341		100,661
Equity in earnings of unconsolidated subsidiaries and associated companies		(6,584)		(53,703)
Changes in assets and liabilities-				
Decrease in receivables		33,771		275,457
Decrease in inventories		1,045		8,524
Decrease in payables		(10,026)		(81,778)
Other, net		(27,583)		(224,984)
Net cash provided by operating activities		61,356		500,458
Investing activities:				
Acquisition of property, plant and equipment and other assets		(30,856)		(251,680)
Interest and dividends received		2,985		24,347
Other, net		75,105		612,602
Net cash provided by investing activities		47,234		385,269
Financing activities:				
Decrease in short-term bank loans and long-term debt, net		(74,900)		(610,930)
Interest paid		(11,815)		(96,370)
Other, net		(369)		(3,010)
Net cash used in financing activities		(87,084)		(710,310)
Foreign currency translation adjustments on cash and cash equivalents		738		6,019
Net increase in cash and cash equivalents		22,244		181,436
Decrease in cash and cash equivalents due to changes in consolidated subsidiaries		(4,240)		(34,584)
Cash and cash equivalents at beginning of period		70,391		574,151
Cash and cash equivalents at end of period	¥	88,395	$	721,003

Notes: The reconciliation of cash and time deposits in the consolidated balance sheets to cash and cash equivalents in the statement of cash flow at September 30, 2000, was as follows:

		Millions of yen		Thousands of U.S. dollars
Cash and time deposits	¥	87,967	$	717,512
Time deposits with original maturities of more than 3 months		(186)		(1,517)
Money management funds in marketable securities		614		5,008
Cash and cash equivalents at end of period	¥	88,395	$	721,003